NEWS RELEASE
TO BUSINESS EDITOR:
COMM BANCORP, INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER
CLARKS SUMMIT, PA, April 20, 2007/PR Newswire/— Comm Bancorp, Inc. (Nasdaq:CCBP) announced today the final results of its “modified Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on April 13, 2007.
     Comm Bancorp, Inc. has accepted for purchase 94,845.436 shares of its common stock at a price of $52.00 per share, totaling $4,931,962.67. These shares represent approximately 5.1 percent of shares outstanding.
     The depositary will promptly pay for the shares accepted for purchase. With completion of the tender offer, Comm Bancorp, Inc. has approximately 1,759,291 shares of common stock outstanding.
     Comm Bancorp, Inc.’s existing open market repurchase authorization for up to approximately 38,374 additional shares is unaffected by the tender offer. Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, prohibits Comm Bancorp, Inc. from purchasing any shares, other than in the tender offer, until at least ten business days after the expiration of the tender offer.
     The dealer manager for the tender offer is Sandler O’Neill + Partners, L.P.; the information agent is Georgeson, Inc.; and the depositary is American Stock Transfer and Trust Company.
     This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares.
SOURCE Comm Bancorp, Inc.

/Contact: MEDIA/INVESTORS, Scott A. Seasock, 570-586-0377 or fax, 570-587-3761,
of Comm Bancorp, Inc.
Co: Comm Bancorp, Inc.
St: Pennsylvania
In: Fin